Exhibit 99.49

EARLY WARNING REPORT
UNDER NATIONAL INSTRUMENT 62-103

1.	Name and Address of Offeror:

Brookfield Properties Corporation (“BPO”)
Brookfield Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

2.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On May 1, 2010, BPO Properties Ltd. completed the reorganization (the “Transaction”) of its directly owned office assets under a new Canadian real estate investment trust named “Brookfield Office Properties Canada” (“BCR”).

As a result of Transaction, BPO and its affiliates hold an aggregate equity interest in BCR of approximately 91% consisting of 11,588,734 trust units of  BCR and 72,833,405 class B units of Brookfield Office Properties Canada L.P., each of which is (subject to anti-dilution provisions) exchangeable at any time for one trust unit of BCR without payment of further consideration.

3.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

See Item 2.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

See Item 2.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Not applicable.

6.	The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

Not applicable.

7.
Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

BPO and its affiliates hold trust units of BCR and class B units of Brookfield Office Properties Canada L.P. for investment purposes. BPO and its affiliates review their investment alternatives from time to time and may acquire additional trust units of BCR or may, subject to valuation and market conditions, applicable laws and other relevant factors, sell trust units of BCR in the open market, in a public offering or in privately negotiated transactions to one or more persons.

8.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

In connection with the Transaction, BPO provided an undertaking to BCR not to rely on exemptions from the minority approval requirement contained in sections 4.6(1)(a) and 5.7(1)(g) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), or any discretionary exemption having a similar effect granted by Canadian securities regulators, in connection with any “business combination” or “related party transaction” (as such terms are defined in MI 61-101) involving BCR in respect of which BPO or any of its affiliates is an “interested party” (as such term is defined in MI 61-101). This undertaking will automatically terminate if at any time BPO and its affiliates hold in aggregate an equity interest in BCR of 75% or less for a period of 12 months.

9.	Names of any joint actors in connection with the disclosure required herein:

Not applicable.

10.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the Offeror:

Not applicable.

11.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance:

Not applicable.

Dated the 10th day of May, 2010.

BROOKFIELD PROPERTIES CORPORATION

By:	“Michelle L. Campbell”
	Name:	Michelle L. Campbell
	Title:	Vice President, Compliance and Assistant
General Counsel